Exhibit 1.8

FIXED ASSETS SALE AND PURCHASE AGREEMENT

This Sale and Purchase Agreement (the “Agreement”) is made and entered into as of 21 April 2025, by and between:

Seller:

Name: Wang Shiqing

Identification No.: S8283206H

Address: 81 Aljunied Road, #06-05, Singapore 389823

Buyer:

Entity: 365IFM Pte Ltd

(A 100% subsidiary of YY Group Holding Limited)

Company Registration No.: 202128924Z

Registered Address: 60 Paya Lebar Road, Paya Lebar Square #09-13 Singapore 409051

RECITALS

WHEREAS, the Seller owns certain fixed assets, including a managing facilities software application (24iFM) and associated materials;

WHEREAS, the Buyer desires to purchase, and the Seller desires to sell, such assets upon the terms set forth herein;

WHEREAS, the consideration for such sale shall be the issuance of 4,000,000 shares of YY Group Holding Limited (“YYGH”)’s common stock at a deemed value of USD $0.40 per share, for a total consideration of USD $1,600,000.

1.	Sale of Assets

The Seller agrees to sell, assign, and transfer to the Buyer the following assets (collectively, the “Assets”):

-	The managing facilities application named as 24iFM (the “Software”);

-	All related software licenses, documentation, and user manuals;

-	All intellectual property rights associated with the Software.

2.	Purchase Price

2.1	Shares Issued

As full consideration for the sale of the Assets, the Buyer shall procure the issuance to the Seller of 4,000,000 (four million) fully paid and non-assessable common shares of YYGH (“Shares”).

2.2	Valuation

The parties agree that the deemed value of each Share is USD $0.40, resulting in an aggregate transaction value of USD $1,600,000.

2.3	Delivery of Shares

The Buyer shall deliver to the Seller:

(i) stock certificates evidencing the Shares (or, if uncertificated, evidence of electronic issuance and registration) within 60 days from the Asset delivery date; and

(ii) any board resolutions or shareholder approvals authorizing the issuance.

3.	Representations and Warranties

By the Seller:

-	The Seller is the sole legal and beneficial owner of the Assets.

-	The Assets are free from all liens, charges, and encumbrances.

-	The Seller undertakes to provide application development and maintenance warranty services at no additional cost for a period of one (1) year, commencing on the delivery date.

By the Buyer:

-	The Buyer has full legal right, authority, and capacity to enter into and perform this Agreement.

4.	Delivery

The Seller shall deliver the Assets to the Buyer no later than 21 April 2025. The delivered Assets shall include, without limitation, all relevant source code, installation files, user documentation, login credentials, and any associated license keys required for proper use and operation. The Buyer shall be granted full access to the Assets for the purpose of evaluation and testing. The issuance of shares by the Buyer shall be contingent upon satisfactory access and testing of the delivered Assets.

5.	Confidentiality

Both parties agree to maintain the confidentiality of the terms of this Agreement and any proprietary or business information disclosed during this transaction, unless required by law or regulatory authorities.

6.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Republic of Singapore.

7.	Miscellaneous

-	This Agreement constitutes the entire agreement between the parties and supersedes all prior communications and agreements, whether oral or written.

-	No modification, amendment, or waiver of any provisions hereof shall be effective unless in writing and signed by both parties.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Signed for and on behalf of Seller:

/s/ Wang Shiqing
Wang Shiqing

Witnessed by:

/s/ Fu Xiaowei
Name:	Fu Xiaowei
NRIC/Passport No.: S8481376A

Signed for and on behalf of Buyer:

/s/ Phua Zhi Yong
Phua Zhi Yong Director 365IFM Pte Ltd

Witnessed by:

/s/ Fu Xiaowei
Name: Fu Xiaowei
NRIC/Passport No.: S8481376A

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